Exhibit 99.1

Excerpts of Thomson's First Quarter 2004 Sales Press Release

Thomson’s first quarter sales, announced on April 21, 2005 are presented according to the organization structure announced on November 30, 2004 and implemented on January 1, 2005. Group revenues are broken down for analysis purposes between the three Media & Entertainment divisions – Services, Systems & Equipment and Technology, as well as Corporate activities, which are collectively termed “Thomson Core”, and Thomson’s Displays and CE Partnerships division. Revenues are presented according to IFRS unless stated. Accordingly, the table below sets out our revenues on a reported basis as well as adjustments for currency.

First quarter unaudited consolidated 2005 sales under IFRS

In million euros and %	1Q 05 actual	1Q 05 at constant currency	1Q 04 IFRS	% change at constant currency

Services	549	568	527	7.7
Systems & Equipment	675	698	550	26.9
Technology	119	120	134	(11.0) (1)
Others	11	11	5	nm(3)

THOMSON CORE	1,354	1,396	1,217	14.8%

Displays & CE Partnerships	266	273	668(2)	nm(3)

THOMSON GROUP	1,620	1,669	1,885	nm(3)

(1)	Excluding one-off IFRS adjustments, revenues grew by 6% at constant currency
(2)	1Q04 Displays & CE Partnerships and Group sales are stated as reported and do not take into account any adjustment for changes in perimeter in this division, notably the deconsolidation of our TV business and the shut-down or discontinuation of other tubes activities which are collectively material.
(3)	“nm” means non-meaningful.

Sales for Thomson Core for first quarter 2005 excluding currency movements grew by 14.8%. Currency movements reduced core business sales during the quarter by 43 million euros. Thomson Core businesses reported net sales for the first quarter 2005 of 1,354 million euros (first quarter 2004, 1,217 million euros).

Perimeter effects from acquisitions in Thomson core added 38 million euros to net sales during the quarter (of which 35 million euros in the Services division, and 3 million euros in the Systems & Equipment division). Acquisitions showed good growth over their prior year revenues.

All core divisions reported like-for-like growth in revenues at constant currency, in particular in DVD services and post-production (Services), set top boxes (Systems & Equipment) and Licensing (Technology).

First quarter 2005 sales for Displays & Consumer Electronics Partnerships reached 266 million euros. First quarter 2005 sales are not comparable with the prior year given material perimeter and other changes. These include the impact of the TV deconsolidation completed in August 2004, which accounted for an estimated 328 million euros of net sales for the first quarter 2004 (TV sales, net of tubes sales which until the deconsolidation were treated as internal sales), as well as additional sales for marketing and sales services in first quarter 2005, currency effects, plants shut downs and disposal in tubes as well as lower activity.

The Group continued to press forward with its strategy of partnership for tubes. Its major plant in Anagni, Italy, was transferred to a partner, Videocon, on February 28, 2005. The Group is well into the second phase discussions with a number of interested parties concerning partnership of its remaining tubes assets.

Thomson will announce shortly the creation of a sales force dedicated to its Connectivity business and accordingly TCL and Thomson announced on 21 April that Thomson’s TV Marketing & Sales activities will be transferred to TTE. Thomson employees with positions related to TV would transfer to TTE under the plan, and employees focused on Thomson’s Connectivity Business activities will remain with Thomson.  In addition, Thomson and TTE will simplify their current arrangements regarding Thomson’s manufacturing facility at Angers.